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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 Amendment No. 1

                                       to

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO

                              Hamilton Bancorp Inc.
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                                (Name of Issuer)

                    Common Stock, par value 1(cent) per share
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                         (Title of Class of securities)

                                   407013 10 1
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                                 (CUSIP number)




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CUSIP NO. 407013 10 1              13G                        PAGE 2 OF 5 PAGES

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1.       NAME OF REPORTING PERSONS                         Eduardo A. Masferrer
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [ ]
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3.       SEC USE ONLY

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4.       CITIZENSHIP OR PLACE OF ORGANIZATION                            U.S.A.

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NUMBER OF                  5.       SOLE VOTING POWER             744,102
SHARES
BENEFICIALLY               ----------------------------------------------------
OWNED BY                   6.       SHARED VOTING POWER            17,687
EACH
REPORTING                  ----------------------------------------------------
PERSON WITH                7.       SOLE DISPOSITIVE POWER        792,852

                           ----------------------------------------------------
                           8.       SHARED DISPOSITIVE POWER       17,687

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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                            810,539

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)              8.0%

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12.      TYPE OF REPORTING PERSON*                                       IN

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ITEM 1 (a)        NAME OF ISSUER:                        Hamilton Bancorp Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL
                  EXECUTIVE OFFICES:                     3750 N.W. 87th Avenue
                                                         Miami, Florida 33178

ITEM 2 (a)        NAME OF PERSON FILING:                 Eduardo A. Masferrer

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE
                  OR, IF NONE, RESIDENCE:                3750 N.W. 87th Avenue
                                                         Miami, Florida 33178

ITEM 2 (c)        CITIZENSHIP:                           U.S.A.

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:          Common Stock, par value
                                                         1(cent) per share

ITEM 2 (e)        CUSIP NUMBER:                          407013 10 1

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT
                  TO RULES 13d-1(b), OR 13d-2(b), CHECK
                  WHETHER THE PERSON IS FILING IS A:     Not Applicable

ITEM 4.           OWNERSHIP.

         (a)      Amount beneficially owned:             810,539

                  On February 11, 1998 Mr. Masferrer filed a Schedule 13G disclosing, among other things, that prior to the public offering of Hamilton Bancorp Inc. Common Stock in 1997 he had made a gift of 403,000 shares of Hamilton Bancorp Inc. Common Stock in trust for the benefit of his and his wife's children. The terms of the trusts required the return of some of the shares of Hamilton Bancorp Inc. Common Stock to Mr. Masferrer under certain circumstances. In addition, in 1997 most of the beneficiaries were minors living in his household or otherwise supported by him. Although Mr. Masferrer disclaimed beneficial interest in the trusts in the 1998 Schedule 13G filing, for the foregoing reasons he included such shares in his filing in an overabundance of caution.

                  In 1998 and 1999 under the terms of the trusts an aggregate of 90,911 shares of Hamilton Bancorp Inc. Common Stock were returned to Mr. Masferrer. Under the terms of the trusts, Mr. Masferrer no longer has any reversionary rights to any of the



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                  trust assets upon completion of these returns of shares. In addition, by the fall of 1999 most of the beneficiaries of the trusts are of legal age and no longer reside in his household. Mr. Masferrer has no rights, directly or beneficially, to acquire, dispose or vote the assets of the trusts. Accordingly, Mr. Masferrer will no longer include such shares in his Schedule 13G and Section 16 filings with the Securities and Exchange Commission.

                  The 810,539 shares of Hamilton Bancorp Inc. Common Stock owned by Mr. Masferrer include (i) 48,750 shares of Common Stock issuable upon exercise of options granted to Mr. Masferrer under the Hamilton Bancorp Inc. 1993 Stock Option Plan for Key Employees and Directors and (ii) 17,687 shares of Common Stock held by Mr. Masferrer and his wife, Maura A. Acosta, as joint tenants with rights of survivorship.

         (b)      Percent of class:                                        8.0%

         (c)      Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the
                        vote                                            744,102

                  (ii)  Shared power to vote or to direct the
                        vote                                             17,687

                  (iii) Sole power to dispose or to direct the
                        disposition of                                  792,852

                  (iv)  Shared power to dispose or to direct the
                        disposition of                                   17,687

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A
                  CLASS.                                         Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT
                  ON BEHALF OF ANOTHER PERSON.                   Not Applicable

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE
                  SUBSIDIARY WHICH ACQUIRED THE SECURITY
                  BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY.                                       Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS
                  OF THE GROUP.                                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.                Not Applicable

ITEM 10.          CERTIFICATION.                                 Not Applicable




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               OCTOBER 28, 1999
                                        -----------------------------
                                                    (Date)


                                          /s/ Eduardo A. Masferrer
                                        -----------------------------
                                                 (Signature)

                                            Eduardo A. Masferrer
                                                (Name/Title)






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